FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
 FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation
Suite 3100, Three Bentall Centre,
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change

June 24, 2005

Item 3:	Press Release

The Press Release was disseminated on June 24, 2005 to the Toronto Stock Exchange, the American Stock Exchange and the AIM market regulated by the London Stock Exchange plc as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:	Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation has signed an agreement, subject to regulatory approval, with Bayerische Hypo-und Vereinsbank AG to increase the previously announced (April 13, 2005) US$100 million bridge loan facility for the development of the Kupol project in Russia to US$150 million.

Item 5:	Full Description of Material Change

Bema Gold Corporation (“Bema” or the “Company”) has signed an agreement, subject to regulatory approval, with Bayerische Hypo-und Vereinsbank AG ("HVB") to increase the previously announced (April 13, 2005) US$100 million bridge loan facility (the “Facility”) for the development of Bema’s Kupol project in Russia to US$150 million. This is the second time HVB has agreed to increase the Facility. The original Facility was US$60 million (announced on July 27, 2004) prior to being increased to US$100 million in April this year. Bema will continue to guarantee the Facility, however, the Company intends to repay the Facility using a portion of the proceeds from the planned Kupol project construction financing, which is expected to be arranged in the third quarter of 2005. Amounts drawn on the Facility above US$100 million will mature March 31, 2006, while the remaining amounts will mature July 31, 2006.

Bema also announced that HVB and Société Générale (“SG”) have been appointed Mandated Lead Arrangers (“MLAs”) for the Kupol project construction financing. HVB will act as the facility and documentation agent and SG will act as technical agent on the project financing.

Bema has the right to acquire a 75% interest in the Kupol project and currently holds a 40% interest.

Item 6:
Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information

Not applicable

Item 8:	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 4th day of July, 2005.